KHOSLA VENTURES ACQUISITION CO.

2128 Sand Hill Road

Menlo Park, California, 94025

October 20, 2021

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alan Campbell; Celeste Murphy

Re: Khosla Ventures Acquisition Co. Registration Statement on Form S-4

File No. 333-257591

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Khosla Ventures Acquisition Co. hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 P.M., Eastern Time, on October 22, 2021, or as soon as practicable thereafter.

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Securities and Exchange Commission

October 20, 2021

Please direct any questions regarding this correspondence to our counsel, Brian Paulson of Latham & Watkins LLP, at brian.paulson@lw.com or (415) 395-8149.

Very truly yours,

Khosla Ventures Acquisition Co.

/s/ Samir Kaul
Name: Samir Kaul
Title: Chief Executive Officer

cc:	Jeanne Bennett, Securities and Exchange Commission

Daniel Gordon, Securities and Exchange Commission

Alan Campbell, Securities and Exchange Commission

Celeste Murphy, Securities and Exchange Commission

Peter Buckland, Chief Financial Officer of Khosla Ventures Acquisition Co.

Jim Morrone, Latham & Watkins LLP

Joseph Theis, Goodwin Procter LLP

Stephanie Richards, Goodwin Procter LLP